Exhibit 99.1

VOTING RESULTS OF STONECO LTD. 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

GEORGE TOWN, Grand Cayman, December 14, 2020 – StoneCo Ltd. (Nasdaq: STNE) (“Stone”) announces that the following resolutions set out in its Notice of Annual General Meeting dated October 28, 2020 were duly passed at its annual general meeting held on December 11, 2020:

•	The approval and ratification of Stone’s financial statements and Stone’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

•	The re-election of the following persons as directors to hold office for a one year term or until their resignation or removal in accordance with Stone’s Memorandum and Articles of Association:

o	André Street;

o	Eduardo Cunha Monnerat Solon de Pontes;

o	Roberto Moses Thompson Motta;

o	Thomas A Patterson;

o	Ali Mazanderani;

o	Silvio José Morais; and

o	Luciana Ibiapina Lira Aguiar.

About Stone

Stone is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Contact

Investor Relations

investors@stone.co